November 23, 2022

VIA EDGAR & ELECTRONIC MAIL

Stacie Gorman

David Link

Division of Corporate Finance

United States Securities and Exchange Commission

11 F Street, NE

Washington, D.C. 20549-3561

Re:	Iris Acquisition Corp
Preliminary Proxy Statement on Schedule 14A
Filed November 10, 2022
File No. 001-40167

Ladies and Gentlemen:

This letter sets forth the response of Iris Acquisition Corp (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated November 22, 2022, with respect to the Company’s Preliminary Proxy Statement on its Schedule 14A, filed on November 10, 2022, File No. 001-40167 (the “Preliminary Proxy”).

Concurrent with the submission of this letter, we are filing the revised Preliminary Proxy Statement (the “Amendment”) in response to the Staff’s oral and written comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amendment. For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

Stacie Gorman

David Link

U.S. Securities & Exchange Commission

November 23, 2022

Preliminary Proxy Statement on Schedule 14A

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE:

Our sponsor, Iris Acquisition Holdings, LLC, is owned by two Cayman private equity funds: Arrow Multi-Asset Fund SPC - SP 4 and Arrow Multi-Asset Fund SPC - SP 6 (jointly, the “Funds”) regulated by the Cayman Island Monetary Authority (CIMA) and managed by Arrow Capital, a Mauritius entity regulated by Financial Services Commission – Mauritius (FSC). Our officers are based out of Arrow Capital (DIFC) Limited, a Dubai International Financial Centre (DIFC) based entity regulated by Dubai Financial Services Authority (DFSA). Because our sponsor is controlled by or has substantial ties with a non-U.S. person, we have revised our preliminary proxy statement to include the following risk factor disclosure:

We may not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), and ultimately prohibited by the same.

Our sponsor, Iris Acquisition Holdings LLC, is a Delaware limited liability company, but as our sponsor has certain ties with non-U.S. persons, CFIUS may deem our sponsor a “foreign person.” As such, an initial business combination with a U.S. business may be subject to CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings.

Stacie Gorman

David Link

U.S. Securities & Exchange Commission

November 23, 2022

We may choose to submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. If we do not file voluntarily with CFIUS and obtain CFIUS clearance of the initial business combination, CFIUS may initiate a review at any time in the future. Following review, CFIUS may decide to block the initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company if we haven't first obtained CFIUS clearance, which may have an impact on the potential value of the transaction.

Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy and we have limited time to complete our initial business combination. If we cannot complete our initial business combination by March 9, 2023 (or June 9, 2023 if the Extension Amendment Proposal is approved) because the review process drags on beyond such timeframe or because our initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. If we liquidate, our public stockholders may only receive an amount per share that will be determined by when we liquidate and whether the Extension Amendment Proposal has been approved, and our warrants will expire worthless. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

The Company believes the foregoing fairly responds to the Staff’s comment in its letter dated November 22, 2022, and is prepared to provide the Staff with additional information. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Chauncey Lane, at (214) 969-1278.

Sincerely,

/s/ Sumit Mehta
Name: Sumit Mehta
Title: Chief Executive Officer

cc:	Chauncey Lane, Esq., Holland & Knight LLP